Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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jgallant@graubard.com

December 28, 2011

VIA FEDERAL EXPRESS

Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Andina Acquisition Corporation
Registration Statement on Form S-1
Filed November 18, 2011
File No. 333-178061

Dear Ms. Ransom:

On behalf of Andina Acquisition Corporation (“Company”), we respond as follows to the Staff’s comment letter, dated December 16, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Charles Lee.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

We have filed the majority of exhibits with Amendment No. 1 as requested.  The remaining exhibits will be filed as soon as possible.

Securities and Exchange Commission
December 28, 2011

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

Prior to the effectiveness of the Registration Statement, we will arrange to have the Financial Industry Regulatory Authority (“FINRA”) call the Staff or provide it with a letter indicating that FINRA has cleared the offering as requested.

3.
With respect to statements regarding the competitive position or economic growth of the Andean region and/or a specific country, please disclose whether such statements represent your management’s reasonable belief or are attributable to third-party sources. If they represent your management’s belief, then please disclose the basis for such belief. If they are attributable to third-party sources, then please disclose the name of such sources.

All statements utilized in the Registration Statement are attributable to third-party sources or are management’s reasonable belief based on the information contained in such third-party sources.  We have revised the disclosure on pages 2, 51 and 52 of the Registration Statement as requested to clarify the third-party sources utilized.

Prospectus Summary, page 1

4.	Please disclose whether any tender offer that you may engage in would be commenced prior to or after the consummation of your initial business transaction.

We have revised the disclosure on pages 3, 11 and 55 of the Registration Statement as requested.

5.
Please disclose in the Summary that unlike many blank check companies, you are not required to acquire a target with a valuation equal to a certain percentage of the amount held in the trust account and that you may consummate a business combination with a target whose enterprise value is significantly less than the amount of money held in the trust account. Also disclose whether you plan to have any minimum size valuation and what you plan to do with any remaining funds.

We have revised the disclosure on page 5 of the Registration Statement as requested.

6.
We note the statement first appearing in the fourth sentence, first paragraph on page 4 that if you seek shareholder approval for your initial business combination, then such transaction will be consummated only if a majority of the shares voted are voted in favor of the transaction. Please tell us how this statement complies with the requirements of the Companies Law, which you state in the sixth paragraph on page 77 as requiring approval of shareholders “representing three-quarters in value of the shareholders voting together as one class” for mergers or consolidations. Please also clarify whether the statement that the “shareholder resolution [be] approved by a majority in number” means majority of shares voted or majority of shares outstanding.

Securities and Exchange Commission
December 28, 2011

We have revised the disclosure on pages 4, 56, 75 and 78 to clarify the above-referenced disclosure as requested.

Liquidation if no business combination, page 15

7.
Please file the agreement pursuant to which Mr. Weil has agreed to be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target business or vendors or other entities that are owed money.

We have filed the above-referenced agreement as Exhibit 10.1 with Amendment No. 1 as requested.

Risk Factors, page 20

Risks Associated with Our Business, page 20

An investor will be able to exercise a warrant..., page 24

8.
We note the statement that you expect to be listed on a national securities exchange at the time that the warrants become exercisable. We also note that you are applying for the quotation of your units, ordinary shares and warrants on the OTC Bulletin Board. Please provide us with your analysis for why you believe you will be listed on a national securities exchange at the time the warrants become exercisable in light of Section 102.01F of the New York Stock Exchange Listed Company Manual and Rule 5110(c) of the NASDAQ Stock Market Rules.

We have revised the disclosure on page 25 of the Registration Statement to remove the above-referenced statement.

Dilution, page 44

9.	Please revise to correct the amount of pro forma net tangible book value at November 8, 2011 disclosed in the second paragraph on page 44.

We have revised the disclosure on page 45 of the Registration Statement as requested.

Securities and Exchange Commission
December 28, 2011

Proposed Business, page 49

Comparison to Offerings of Blank Check Companies Subject to Rule 419, page 61

10.	Please remove the statement that you will be listed on a national securities exchange because the OTC Bulletin Board is not a national securities exchange.

We have revised the disclosure on page 61 of the Registration Statement as requested.

Management, page 64

Directors and Executive Officers, page 64

11.
Please disclose specifically the “operational experience,” “business experience” and “extensive contacts” for each director that led to your conclusion that such director should serve on your board of directors. See Item 401(e)(1) of Regulation S-K and Question 116.05 in our Compliance and Disclosure Interpretations (Regulation S-K).

We have revised the disclosure on pages 64 and 65 of the Registration Statement as requested.

Principal Shareholders, page 69

12.
Please include in the beneficial ownership table the table the person who has sole or shared voting and/or dispositive power with respect to shares held by each of Child’s Trust f/b/o Francesca Weil u/a dated March 4, 2010 and Child’s Trust f/b/o Alexander Weil u/a dated March 4, 2010. See Instruction 2 to Item 403 of Regulation S-K.

We have revised the disclosure on page 70 of the Registration Statement as requested.

Description of Securities, page 74

Amended and Restated Memorandum and Articles of Association, page 79

13.
Please clearly state whether the percentage of votes needed to amend your memorandum and articles of association is two-thirds of your outstanding ordinary shares or 90% of your outstanding ordinary shares. The current disclosure implies that despite the 90% threshold in your memorandum and articles of association, the Companies Law still permits your memorandum and articles of association to be amended by the vote of two-thirds of your outstanding ordinary shares.

We have revised the disclosure on page 80 of the Registration Statement as requested.

Securities and Exchange Commission
December 28, 2011

14.
Please disclose whether there are any provisions in your amended and restated memorandum and articles of association that will apply to you until you consummate your initial business combination and that may not be amended until such consummation, even if you receive the requisite votes for an amendment.

We have revised the disclosure on page 80 of the Registration Statement as requested.

Note 2 – Significant Accounting Policies, page F-9 Subsequent Events, page F-11

15.	Please disclose the date through which subsequent events have been evaluated. Refer to ACS 855-10-50-1a.

We have revised the disclosure on page F-11 of the Registration Statement as requested.

Item 17. Undertakings, page II-3

16.	Please provide the undertaking required by Item 512(a)(5)(ii) and (a)(6)(iv) of Regulation S-K.

With respect to the undertaking required by Item 512(a)(5)(ii), the offering is being made in reliance on Rule 430A.  Accordingly, Rule 430C is not applicable.  As a result, the undertaking required by Item 512(a)(5)(ii) is not necessary as it relates only to offerings relying on Rule 430C.  We therefore have not revised the disclosure in Item 17 with respect to this portion of the Staff’s comment.

With respect to the undertaking required by Item 512(a)(6)(iv), we have revised page II-4 of the Registration Statement as requested.

Signatures, page II-5

17.	Please include the signature of your duly authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

We have revised the signature page of the Registration Statement as requested.

Securities and Exchange Commission
December 28, 2011

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG:kab
Enclosures

cc:	Julio A. Torres
Eduardo Robayo